Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended June 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	QTD June 30, 2012		QTD June 30, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	3,426,332	541,721	4,017,242	635,147
Cost of goods sold	(2,752,259)	(435,147)	(3,246,139)	(513,232)
Gross profit	674,073	106,574	771,103	121,915
Other operating income	11,649	1,842	21,353	3,376
Research and development costs	(95,265)	(15,062)	(81,965)	(12,959)
Selling, distribution and administrative costs	(380,370)	(60,139)	(420,245)	(66,443)
Operating profit	210,087	33,215	290,246	45,889
Finance costs	(62,152)	(9,827)	(27,976)	(4,423)
Share of profit of associates	910	144	628	99
Share of loss of joint ventures	(6,183)	(978)	(9,265)	(1,465)
Profit before tax from continuing operations	142,662	22,554	253,633	40,100
Income tax expense	(34,200)	(5,407)	(46,864)	(7,409)
Profit for the period	108,462	17,147	206,769	32,691
Attributable to:
Owners of the parent	67,121	10,612	155,130	24,527
Non-controlling interests	41,341	6,535	51,639	8,164
	108,462	17,147	206,769	32,691
Net earnings per common share	1.80	0.28	4.16	0.66
Unit sales	109,329		139,236

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUTIED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD June 30, 2012		YTD June 30, 2011
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	7,108,309	1,123,861	8,249,584	1,304,303
Cost of goods sold	(5,654,826)	(894,058)	(6,534,337)	(1,033,113)
Gross profit	1,453,483	229,803	1,715,247	271,190
Other operating income	37,660	5,954	40,711	6,437
Research and development costs	(177,153)	(28,009)	(159,962)	(25,291)
Selling, distribution and administrative costs	(756,725)	(119,642)	(877,278)	(138,702)
Operating profit	557,265	88,106	718,718	113,634
Finance costs	(137,504)	(21,740)	(75,342)	(11,912)
Share of profit of associates	1,940	307	972	154
Share of loss of joint ventures	(22,882)	(3,618)	(27,021)	(4,272)
Profit before tax from continuing operations	398,819	63,055	617,327	97,604
Income tax expense	(74,453)	(11,771)	(109,057)	(17,242)
Profit for the period	324,366	51,284	508,270	80,362
Attributable to:
Owners of the parent	235,004	37,155	385,597	60,967
Non-controlling interests	89,362	14,129	122,673	19,395
	324,366	51,284	508,270	80,362
Net earnings per common share	6.31	1.00	10.35	1.64
Unit sales	241,026		300,067

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

As of June 30, 2012 and December 31, 2011

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2012		As of December 31, 2011 RMB ‘000
	RMB ‘000	US$ ‘000
Cash and cash equivalents	5,896,841	932,322	4,124,776
Trade and bills receivable	4,854,560	767,532	6,690,917
Inventories	1,971,068	311,636	2,416,056
Current assets	13,307,561	2,103,995	13,906,195
Total assets	18,524,254	2,928,782	19,151,019
Trade and bills payable	4,890,372	773,194	4,813,009
Short-term and long-term interest-bearing loans and borrowings	2,972,361	469,946	3,696,731
Equity attributable to owners of the parent	5,566,891	880,155	5,542,203

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